Byron B. Rooney	Davis Polk & Wardwell LLP	CONFIDENTIAL
+1 212 450 4658	450 Lexington Avenue
byron.rooney@davispolk.com	New York, NY 10017 davispolk.com
September 2, 2025

Re:	Klarna Group plc Amendment No. 2 to Registration Statement on Form F-1 Filed August 15, 2025 File No. 333-285826
VIA EDGAR TRANSMISSION
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Attention:	Madeleine Joy Mateo Christian Windsor Lory Empie Michael Volley
Ladies and Gentlemen:
On behalf of our client, Klarna Group plc, a public company with limited liability incorporated pursuant to the laws of England and Wales (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 2 to the Company’s Registration Statement on Form F-1, filed with the Commission on August 15, 2025 (the “Registration Statement”), contained in the Staff’s letter dated August 25, 2025. The Company has revised the Registration Statement in response to the Staff’s comments and is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) concurrently with this letter.
Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 3 where the revised language addressing a particular comment appears.

Amendment No. 2 to Form F-1
Key Credit Metrics, page 146
1.We note your response and revised disclosure related to prior comment 3. Please revise to update the key credit metrics through the most recent date for which you present financial results (e.g., June 30, 2025). Also revise to update other financial information presented throughout the filing, including in graphics such as the “Financials at a glance” graphic, to ensure an accurate depiction of your most current financial position and results of operations, if relevant.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the Registration Statement on pages 150-153 as well as various graphs, charts and diagrams throughout Amendment No. 3, including the “Financials at a glance” graphic, in response to present the most recent data available to the Company as of the date hereof. The Company further respectfully advises the Staff that, as more fully described in the Registration Statement, it is currently unable to present certain of its key credit metrics for its consumer cohorts for the most recent fiscal quarters due to the time required for delinquencies to occur or net charge-offs to be recorded, as applicable, and the subsequent period needed for data aggregation and verification.
Key Components of Our Results of Operations, page 151
2.We note your disclosure above related to loan delinquencies for your Fair Financing and Pay Later portfolios in pages 147-149. We also note that, before a Pay Later loan would reach 60 days delinquent, the borrower will be subject to one or more “reminder” fees. Please tell us, with a view towards revised disclosure, whether the average number of reminder fees per active Klarna user has changed over the periods presented as well as during the first two quarters of 2025.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the Registration Statement on page 153 in response. As noted therein, the quarterly average number of reminder fees per user of the Company’s financing products as well as the proportion of consumer credit transactions incurring such fees have remained stable across the periods presented, including the two most recent fiscal quarters.
Liquidity and Capital Resources, page 169
3.We note that you have entered into a forward sale agreement with Nelnet to sell up to $2.6 billion in pay later loans originated in the United States. We also note press reports that you have entered into a $1.6 billion funding facility with Santander. Revise your disclosure to discuss your new funding vehicles, including the material terms that impact your ability to access the available funding and any recourse that your partners may have based on the credit quality of the loans sold under either agreement. We note that the notional amount of each agreement exceeds the amount of non-deposit debt that you hold as of the end of your last fiscal year. Consequently please revise your disclosure to describe the material terms of these agreements. Also, please file the agreements as material contracts with your next amendment.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has reviewed the forward sale agreement with Nelnet and the agreement governing the funding facility with Santander (collectively, the “Agreements”) in light of the requirements of Item 601(b)(10) of Regulation S-K. As more fully explained below, based on that review, the Company has determined that neither Agreement constitutes a material contract because (i) each of the Agreements is of the type that “ordinarily accompany the kind of business conducted” by the Company and (ii) the Company does not substantially depend on any of the Agreements. As a result, the Company believes that it is not required to file any of the Agreements pursuant to Item 601(b)(10) of Regulation S-K or provide a summary thereof pursuant to Item 10.C. of Form 20-F.
First, the Agreements are of the type that “ordinarily accompany the kind of business conducted” by the Company. As noted in various places in the Registration Statement, the Company utilizes a conservative, deposit-based approach to funding, which is supplemented by other funding sources, including issuance of debt securities and bilateral bank loans, along with utilization of forward-flow arrangements as needed to support the Company’s operations, primarily the extension of consumer loans in its ordinary course of business. In addition, the Company has in the past entered into similar arrangements, including synthetic securitization transactions, which, as disclosed in the Registration Statement, have been used to manage its regulatory capital requirements in each of the fiscal periods presented in the Registration Statement. While the Company has not in recent periods utilized a warehouse facility, the terms of such facility, which is substantially a bilateral bank loan, are not materially different from, including with respect to the Company’s obligations, potential liability and costs, other sources of funding already utilized by the Company. Importantly, both forward-flow arrangements and warehouse credit facilities are structured funding mechanisms designed to support loan origination, liquidity management and portfolio growth and are treated as complementary funding tools in the Company’s industry practice. Finally, the Company’s direct competitors both in the United States and in other markets in which it operates frequently enter into forward flow agreements, warehouse financing facilities and similar funding arrangements to support their loan origination and portfolio growth. As a result, both Agreements are of the type that “ordinarily accompany the kind of business conducted” by the Company.
Second, the Company is not substantially dependent on either Agreement. As noted above and in various places in the Registration Statement, the Company relies, and expects to continue to rely, on a deposit-based funding strategy, even despite the continued expansion of its loan portfolio in recent periods. To illustrate that point, in the last twelve months ended June 30, 2025, the Company funded 95% (as compared to 94% in 2024) of its lending activities by utilizing consumer deposits, which equaled $14.0 billion as of June 30, 2025 (as compared to $9.5 billion as of December 31, 2024). Further, these arrangements are non-exclusive and limited in scope to specific geographies and/or financing products (e.g., German receivables in the case of the Santander warehouse facility and U.S. “Pay-in-4” receivables in the case of the Nelnet forward flow arrangement). As a result, the Company plans to utilize these arrangements from time to time as needed to supplement its other funding sources rather than primarily rely on either Agreement to the maximum extent possible to fund its operations. In particular, the warehouse facility is intended to provide flexible “standby” funding whereby the Company can draw and repay borrowings in its discretion as required to meet ordinary course fluctuations in its funding needs.

With respect to the Nelnet forward flow agreement, the $26 billion figure referred to in the Company’s press release announcing this Agreement corresponds to the maximum aggregate volume of loans that can be sold over the initial term of the agreement, assuming its maximum utilization at all times. However, at no time can the actual reduction in the aggregate amount of the loans to the public on the Company’s balance sheet as a result of this arrangement exceed $0.8 billion, as disclosed by the Company in the Registration Statement on page 181. Finally, following the execution of these Agreements, the Company continues to have access to other sources of funding, including through deposits or issuance of debt securities, such as the notes issued under its Euro and Swedish Medium Term Note Programs. Accordingly, the Company does not believe that it is substantially dependent on either Agreement.
In sum, for the reasons stated above, each of the Agreements was entered into in the Company’s ordinary course of business, and the Company does not believe that its business is substantially dependent on any of the Agreements. Accordingly, the Company does not believe that it is required to file any of the Agreements as exhibits under Item 601(b)(10)(ii)(B) of Regulation S-K or provide a summary thereof pursuant to Item 10.C. of Form 20-F. The Company also respectfully submits that its position is consistent with the approach taken with respect to similar transactions and agreements by its peers that are subject to public company reporting obligations. At the same time, should any of its Agreements (or any other agreement) become material in a future period, the Company will file such agreement as an exhibit to a periodic report for the relevant reporting period.
Business, page 195
4.We note the charts on pages 147 and 148 showing delinquency rates at 60 days on a consolidated basis and in the United States, respectively, as well as the chart on your website, Wikipink, showing the share of United States pay in 4 orders that have been referred to debt collection. Noting the increased gross carrying amount of debt collection receivables from December 31, 2024 to June 30, 2025, disclosed on page F-13, please describe, with a view towards revised disclosure, if and how your debt collection activities have changed during the periods covered, including the first two quarters of 2025. If applicable, provide both qualitative and quantitative disclosure and consider revising your graphs to include this information.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the Registration Statement in response on page 153 in response. As noted therein, the Company’s debt collection activities have not changed during the periods covered, including the first two quarters of 2025, and the increase in the amount of debt collection receivables in the first half of 2025 corresponds to the increased volume of consumer loans extended by the Company.

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Should any questions arise, please do not hesitate to contact me at (212) 450-4658 (tel) or byron.rooney@davispolk.com, or Daniel P. Gibbons at (212) 450-3222 (tel) or dan.gibbons@davispolk.com. Thank you for your time and attention.
Very truly yours,
/s/ Byron B. Rooney
Byron B. Rooney
cc:
Niclas Neglén, Chief Financial Officer of the Company
Daniel P. Gibbons, Davis Polk & Wardwell LLP